Mr. John Hartz Senior Assistant Chief Accountant Securities and Exchange Commission Washington, D.C. 20549-0510
March 16, 2005

Re:	Johnson Controls, Inc. Comment letter dated March 2, 2005 Commission File No. 1-5097

Dear Mr. Hartz:

In response to the comment letter dated March 2, 2005 relating to the review of our filings of the Annual Report on Form 10-K for the fiscal year ended September 30, 2004, the Form 8-K filed on October 12, 2004 and the Quarterly Report on Form 10-Q for the period ended December 31, 2004, the following are our responses to comments (4), (6), (7), and (8). As recommended by your letter, Johnson Controls, Inc.’s (“the Company” or “JCI”) future filings will address the matters noted in comments (1), (2), (3), (5), (9), (10), (11), (12), and (13).

4.	The Company does not reverse amounts expensed in previous periods upon receipt of a contractual guarantee for reimbursement from its customers in accordance with EITF 99-5, “Accounting for Pre-Production Costs Related to Long-Term Supply Arrangements.”

6.	The Company’s Equity Swap Agreement (“Agreement”) has a stated expiration date of one calendar year from the initial effective date. However, the Agreement provides for transactions (“swap contracts”) to be executed under the Agreement indefinitely upon mutual consent between JCI and Citibank. JCI intends to continually renew the swap contracts for rolling periods of up to 12 months. JCI presently initiates new swap contracts every six months. Therefore, the ultimate expiration date of the Agreement is not currently determinable; however, the renewal features of the Agreement will be disclosed in future annual filings and future interim filings as applicable.

If the Company’s stock price increases, our only risk is the credit risk of Citibank. Under the Agreement, Citibank has the obligation to pay us in cash for any increase in value of a contract under the Agreement from the beginning to the end of the contract period. Such risk extends during the course of each contract issued under the Agreement; the current swap contract is for a period of six months. Citibank is rated Aa1 by Moody’s and AA by S&P, and thus, we believe that this risk is immaterial, particularly in light of the short duration of the period of risk. Conversely, if the Company’s stock price decreases, JCI has the same obligation to pay Citibank in cash. As such, the Company records a

Mr. John Hartz
March 16, 2005

receivable/payable at each period end related to the asset/obligation related to the underlying swap contract, with a corresponding decrease/increase to compensation expense.

Certain of our equity compensation liabilities increase as our stock price increases and decrease as our stock price decreases. The value of our Swap Agreement moves in the opposite direction of those liabilities. As a result, we now have limited income statement volatility risk with respect to an increase/decrease in our stock price. The Company has hedged approximately 80-100% of its equity compensation liabilities. The Company pays floating amounts to Citibank under the Agreement, which effectively represent financing costs and are recognized over the term of the Agreement.

In future filings, our disclosure language will be expanded to include this discussion.

7.	The Company reported a valuation allowance of approximately $572 million against net operating losses, tax carryforwards and net deferred tax assets in certain foreign jurisdictions as of September 30, 2004. The valuation allowance relates to legal entities in certain jurisdictions in which the Company has accumulated losses in recent years, does not have a history of sustained profitability, does not have the expectation of generating certain classes of future income needed to realize the respective tax assets and/or has limited carryforward periods.

We are sending under separate cover the supplemental information you requested to clarify the basis for recording this valuation allowance for entities in our material jurisdictions ($500 million of the $572 million valuation allowance) in accordance with paragraphs 20-21 of SFAS 109. We are providing these materials to the Staff on a confidential basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with such rule, we hereby request that the Staff return the materials referred to above promptly following the Staff’s review of such materials. By separate letter, we have requested confidential treatment of such materials pursuant to the provisions of 17 C.F.R. 200.83.

In accordance with paragraph 17 of FAS 109, we believe that at September 30, 2004, it is more likely than not that such tax assets will not be realized in those jurisdictions after due consideration is given to all positive and negative evidence. As recommended by your letter, in future filings our disclosure language will be expanded to include those jurisdictions with material net operating losses, tax carryforwards and net deferred tax assets, including related impairment considerations.

8.	The Company believes that its automotive and controls businesses represent its two operating segments, as defined by paragraph 10 of SFAS No. 131, because (i) they earn revenue and incur expenses, (ii) these segment operating results are regularly reviewed by the Company’s chief operating decision maker (“CODM”) to assess performance and to decide how to allocate resources, and (iii) discrete financial information on their activities is available.

Mr. John Hartz
March 16, 2005

The Company’s CODM is its Chairman and Chief Executive Officer. To assess performance and allocate resources, the CODM regularly reviews information, including the Company’s monthly internal consolidated financial statements and related budget information, which presents data on a combined basis about the operating segments. Similarly, financial information presented to and used by the Company’s Board of Directors each month to assess the financial performance of the operating segments is combined at this level.

The CODM also reviews discrete information about the activities of the segment in which data is further sub-divided by region, line of business, etc. However, he relies on consolidated information at the segment level to make strategic decisions because of the interrelationships between the activities. In other words, the CODM does not make strategic decisions about each activity independently of the others because of the interrelated nature of the activities. The CODM evaluates data at the operating segment level to allocate resources and assess performance.

The Company has historically followed a policy of announcing all appointments of corporate officer level positions. The Company believes that the recent news releases announcing these officer level positions identified by the Commission is not inconsistent with the principles of SFAS 131. Paragraph 14 states that “an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker.” The Company’s two operating segments are managed by Keith E. Wandell (Automotive Group) and John P. Kennedy (Controls Group). Each of these executives is directly accountable for all aspects and regions of their respective businesses and maintains regular contact with the Company’s CODM.

In managing the global business operations of their respective operating segments, Mr. Wandell and Mr. Kennedy each have a full time dedicated management team providing day to day support. The segment management team includes financial, legal, human resources, strategy planning, and communications personnel. In addition, Mr. Wandell, Mr. Kennedy and their management teams incentive compensation arrangements are directly related to the stand alone operating results of their segment.

The Company believes that, while there have been announcements concerning vice presidents and/or general managers of certain geographic areas, their appointments are not relevant in determining operating segments of the Company based on how the CODM allocates resources and assesses performance as noted above.

In response to your request, we are sending under separate cover as supplemental information a sample of the monthly reports used by the CODM. We are providing these materials to the Staff on a confidential basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with such rule, we hereby request that the Staff return the materials referred to above promptly following the Staff’s review of such materials. By separate letter, we have requested confidential treatment of such materials pursuant to the provisions of 17 C.F.R. 200.83.

Mr. John Hartz
March 16, 2005

The supplemental information referenced above will be sent to the Commission for receipt no later than Thursday, March 17, 2005. If there are any further comments or questions, please do not hesitate to contact me at (414) 524-1200.

Very truly yours,

JOHNSON CONTROLS, INC.

/s/ Stephen A. Roell

Stephen A. Roell
Executive Vice President and
Chief Financial Officer